

Green Sense Farms, LLC

6525 Daniel Burnham Drive,
Suite B Portage, Indiana,
46368
www.greensensefarms.com

2016 ANNUAL REPORT
State of the Farm

We welcome the new "crowd" of 382 investors that joined through our Start Engine equity crowd funding campaign. Our new crowd funding investors, along with our existing 6 "Series A" and 3 original investors makes up the Green Sense Farms, LLC family of investors. We are touched by the outpouring of tremendous support from our investors, friends, family and public. Please accept our sincere appreciation and gratitude for taking the initiative to be an early adopter of equity crowd funding and investing in our start-up venture. We are committed to increasing the value of Green Sense Farms shares, minimizing shareholder dilution and generating a return for our investors as we transform farming and disrupt produce distribution with our sustainable farming technology.

Communications

We strive to keep our investors informed and have established avenues to address questions and concerns. While we can share some information, other material is quite sensitive and could impair our operation and future success if discovered by others in the farm-tech industry. This report is an annual communication to investors, and will address both 2016 activities and forward looking projections.

The SEC requires that any issuer that sold securities under a Title III Regulation Crowdfunding offering will post an annual report 120 days after the end of the fiscal year for investors to review. Our financial page on the StartEngine website will have this information and can be found at https://www.startengine.com/startup/green-sense-farms-llc.

In addition, we will periodically post investor information to the company website www.greensensefarms.com under the **Investor Relations** tab. Occasionally we will send direct emails to investors on actionable items, so please keep your email and all contact information current. All inquiries should be directed to Rob Schlyer, General Counsel & Manager Investor Relations rschlyer@greensensefarms.com

Overview

Green Sense Farms, LLC, is an Indiana limited liability company ("GSF" or the "Company") whose goal is to build a vegetable brand that is "nationally known and locally grown" by establishing a network of indoor vertical farms.

Established in 2012, GSF is currently the largest US based commercial indoor vertical farm. Our expansion plan is to design, build, own and operate farms in the USA and Canada and to design, oversee construction and license our growing technology to local operating partners in Scandinavia and Asia Pacific countries. GSF grows leafy greens in grow rooms where all inputs are controlled, creating an ideal environment for consistent, healthy, plant growth. The temperature, humidity, air flow and lighting are constantly monitored in the grow rooms. The nutritious produce includes, micro greens, baby greens, culinary herbs and lettuces and sold to consumers within approximately 250 miles of the farm. Sustainable farming practices can increase overall crop yields, and provide healthy foods to the growing population year-round, with little impact to the environment.

We are better vertical farm designers because we operate and grow produce in a vertical farm; and we are better growers because we also design and build vertical farms. The goal of the Company is to build farms that have the same equipment and operational design so that they can be easily replicated and operated to consistently grow high yield quality crops wherever they are located.

According to a forecast published in the *New Market Research* report in January 2017:

Vertical Farming Market by Growth Mechanism (Hydroponics, Aeroponics, and Aquaponics), Structure (Building Based and Shipping Container), Offering (Hardware, Software, and Service), Crop Type, and Geography - Global Forecast to 2022, the vertical farming market is estimated to be valued at USD 5.80 Billion by 2022, growing at a CAGR of 24.8% between 2016 and 2022. The factors driving the growth of the vertical farming market include high quality food with no use of pesticides, less dependency on the weather for production, growing urban population, increase in the year around production of the crops, and reduced impact on the environment.

According to the 2016 State of Indoor Vertical Farming Report published by *Agrilist*

One of the reasons indoor farming is gaining significant traction in the United States is the ability to produce more while using less resources. According to the United States Department of Agriculture's (UDSA) July projection for the 2016 - 2017 growing year, corn prices range from $3.10 - $3.70 per bushel and farms are producing an average of 168 bushels per acre; conventional lettuce and tomatoes are between 23 and 25x more productive at about $12,000 and $13,000 per acre respectively.

In comparison, on a revenue basis alone, indoor horticulture is about 4,000x more productive than conventional outdoor commodity farming; indoor cannabis is about 9,000x more productive. Responses came from growers around the world, including the United States, Canada, the Caribbean, Slovakia, Taiwan, Bahrain, Dubai, Tunisia, Finland, Belgium, China, and Japan. Indoor vertical farms and hydroponic greenhouses were the most prominent primary facility type of survey respondents. Small farms primarily consisted of indoor vertical farms while larger farms primarily consisted of hydroponic greenhouses.



Indoor vertical farming is a new emerging market with great growth potential. Green Sense Farm is an early entrant and at the tip of the spear of this new market, poised for rapid growth.

Goals & Accomplishments

We have been calculated in our expansion, and frugal with our capital. We are positioned to be a significant long-term player in this growing market. Benchmarking against other large commercial indoor vertical farms in our industry, we have invested 1/10th the capital to prove our technology, generate sales, refine our business model and to build expansion farms. Our short-term focus is to continue to build market share by constructing our farm network at institutional campuses and grocery store perishable food distribution centers. Under our business model, our produce is fresher, travels fewer food miles, and can be more competitive with conventionally grown leafy greens and herbs than other indoor vertical farms. To accomplish this goal, we require patient capital to fund expansion in this emerging market. We are in discussions with family offices, accredited investors, impact investment funds and private equity for the next tranche of capital.

Green Sense Farms has progressed in line with our strategic goals. Our accomplishments for 2016 include the following:
- Formed strategic partnerships with industry leaders
- Tested and installed new equipment
- Conducted R&D on growing process
- Developed new farm design
- Built and turned on China Farm
- Filled farm development pipeline
- Launched Online Public Offering (OPO)
- Updated website, and implemented marketing and PR plan

Goals for 2017 include:
- Increase produce sales at the Portage Farm
- Employ new management at the Portage Farm
- Begin construction on the South Bend and Las Vegas farms
- Identify a local operating partner to license technology in target countries
- Conduct R&D on new cultivars

- Continue to fill the farm development pipeline in the USA, Asia Pacific, Canada and Scandinavia
- Raise expansion capital to fund farm expansion

Technology

Green Sense Farms has a superior indoor growing technology. The Company deployed significant time, capital and resources in establishing technology partnerships, and installing/testing/fine-tuning new fertigation, HVAC and water treatment systems at the Portage farm. We continue to refine a new and improved farm design (that will be deployed in future farms). In 2016, research also began on conveyance systems, testing LED lights from new manufacturers, designing new growing trays and tubs, and refining nutrient recipes.

Green Sense Farms has created partnerships with the leading providers of greenhouse technology and growing equipment and integrated their proven technologies into our growing system, rather than developing all equipment in-house. We have determined that it's more efficient to partner with experts in different disciplines then to develop from scratch. This also allows us to be more efficient with R&D spending as we can leverage our technology partners' resources in this market. To date we have partnerships with:

- Rizk Zwaan, Non-GMO seeds.
- Hortimax, Fertigation, sensors and automation controls
- Desert Aire, HVAC dehumidification and cooling equipment
- Dramm, Pre-water treatment and return water treatment
- Phillips, LED lighting

LED lights are the most critical and expensive part of our growing system. The manufacture of LED horticultural growing lights has become a very competitive business as technology advances, and prices decrease. This has accelerated our search for other LED light vendors, and to consider using multiple vendors, rather than aligning with one LED light partner. We are currently looking to form partnership with racking, automation, ventilation and renewable energy companies.

Farm Expansion Domestic

Green Sense Farms' revenue model has two streams: revenue from farm produce sales; and, revenues for license agreements to local operating partners in target expansion countries. Much effort was spent in 2016 identifying locations to build future farms. We have more than 10 prospective farm projects in the development pipeline.

Currently at the top of the domestic list are the South Bend, Indiana, and Las Vegas, Nevada, farms. The South Bend farm will be built in a partnership with Ivy Tech Community College. This location will be our first "Earn to Learn" training center/working commercial farm. The "Earn to Learn" farm will train much-needed growers, farmers and packers as well as create job-ready graduates to work in the produce and food service industries. This project demonstrates our recognition of the shortage of qualified indoor growers, and works toward a solution. Ivy Tech has approved and will deed 0.8 acres of land on campus to Green Sense Farms and the City of South Bend has approved a low-cost loan from a revolving loan fund to improve the property.

Preliminary site plans and farm design are complete and we are scheduled to begin construction in Q3 2017.

The Las Vegas farm's produce will be initially purchased exclusively by a large casino located on the strip. We are in the process of identifying potential locations to build the farm and have been directed to break ground by September 2017.

Additional expansion farms are possible in 2017. We have met with the CEO of a publicly-traded food company and are conducting a feasibility study to build farms adjacent to their production facilities. We are also in discussion with grocery store chains to build farms at their distribution centers, each serving more than 200 stores. We have started trial sales at one chain's retail store in Portage.

International Farm License

The farm in Shenzhen China is operational. All equipment has been installed, the farm is turned on, and growth trials have begun. Green Sense Farms has fulfilled our obligations under the existing agreement. We have restructured the relationship with our China partner and have transitioned from an equity partner under our new agreement.

For future international expansion, we have determined it is in the best interest of the company to enter into a licensing agreement with a local operating partner that has the capability to build a network of farms in country, in lieu of retaining a minority equity position. The local operating partner will be responsible for marketing, sales, distribution of produce, as well as managing day-to-day farm operations. Green Sense Farms will design, procure and oversee construction for a development fee, plus a licensing fee and a percentage of gross annual sales. We are in discussion with several parties in Asia Pacific and Scandinavia countries regarding this arrangement.

OPO

Green Sense Farms was one of the first 50 companies to launch an Online Public Offering (OPO) in compliance with the SEC regulations that now allow for the sale of equity online through Regulation Crowd Funding. In addition, the Company has been one of the most successful companies raising Title III crowdfunding in the USA. Our efforts were noted in the May 2017 issue of *Inc.* magazine in an article on Regulation Crowd Funding efforts:

> "This month, BrewDog became the first crowdfunded "unicorn," when it raised $264 million from American private equity firm TSG Consumer Partners. Prior to taking institutional capital, BrewDog had raised money from tens of thousands of average investors across the U.K. The most recent round valued the Scottish company at more than $1 billion.
>
> A crowdfunded American unicorn could be close behind. Since the Jumpstart Our Businesses Startups, or JOBS, Act passed under then-President Barack Obama in 2012, a growing number of U.S. small businesses have raised cash from so-called **non-accredited investors**. (Previously, private companies could not advertise stock offerings to these investors, nor could they accept money from them in exchange for equity.)
>
> On the leading edge of this trend stateside is Green Sense Farms, an Indiana-based indoor farming startup which raised more than $600,000 on the equity crowdfunding site StartEngine. And last year, San Francisco startup Cruise Automation--which makes technology for self-driving cars--sold to General Motors for more than $1 billion, having raised some money via AngelList."

As of the closing on December 31st, and after reconciling the final accounting, the Company raised more than $628,000 through 380 investors and ranked 7th as most capital raised from a Title III offering in 2016.

Challenges

As a leader in the emerging indoor vertical farming market, Green Sense Farms encounters challenges daily including managing growth and assimilating new technology into our grow system.

Green Sense Farms is restructuring the Company and will be forming a parent company with each expansion farm to be held in a separate LLC owned by the parent. Details of this restructuring will be forthcoming, and equity positions in Green Sense Farms, LLC will hold an equal initial ownership position in the to be formed parent company.

The Portage farm has evolved into both a working commercial farm and test center for growth trials of new cultivars, equipment and technology. As part of this restructure, the company has made changes to management which includes replacing the former CFO with Mr. Dave Kalet, CPA, MBA and chemist with over 15 years of experience at a multinational oil and gas company, who will now serve as CFO; and the Company replaced the previous grower with a seasoned farm manager/grower with 15 years of commercial greenhouse experience.

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

The Company has secured the trademark of the Green Sense Farms/ "Watch Us Grow" logo and tag line. The Company does not currently have any plans to develop and protect any further intellectual properties.

To date we have turned each challenge into an opportunity and remain optimistic that we will continue to persevere and rise to future challenges.

Opportunities

We begin 2017 with cash in the bank, no anticipated or pending litigation or judgments, a pipeline full of prospective farm developments and a host of sales and market opportunities.

We continue to receive numerous inquiries from investors and prospective partners, clients and customers to build farms around the world.

Managers, Executive Officers and Significant Employees

Our manager and executive officers as of April 1, 2017, are as follows:

Name	Position	Dates of Service
Executive Officers:		
Robert Colangelo	Founding Farmer, CEO, President	Since inception
Dave Kalet	CFO	April 1, 2017
Rob Schlyer	Secretary	March 17, 2015
Manager		
Robert Colangelo	Sole Manager	Since inception

Our CEO works full-time for Green Sense Farms. There are no family relationships between the manager, executive officers or significant employees. During the past 5 years, none of the persons identified above has been convicted in a criminal proceeding, excluding traffic violations or other minor offenses. In addition to our officers and manager, we employ a full-time Farm Manager/Grower, Agricultural Engineer, and farmers and packers that are hourly employees.

Executive Officers

Robert Colangelo – Co-Founder, Manager, Chief Executive Officer and President
Robert Colangelo has served as the Company's Manager, CEO and President since inception in 2012. Mr. Colangelo is an environmental entrepreneur, scientist and author with 25 years' experience creating market based environmental companies. He is the founder of several leading for profit & nonprofit environmental organizations. Prior to his involvement with the Company he founded, and served as Executive Director of a nonprofit association for Fortune 100 industrial companies to meet, exchange ideas, and benchmark best management practices so executives could better manage large portfolios of surplus properties. Founding members included: Alcoa, BASF, Ford, ExxonMobil.

Dave Kalet – Chief Financial Officer
Dave Kalet, CPA, MBA, has over 25 years of combined technical, enviroenmtnal and finance experience. He began his career as a chemist with Union Carbide and moved ideas from the laboratory to production. He advanced to health and safety management and developed an appreciation for how a company's processes and products are perceived to impact people and the environment. At BP he worked as an enviroenmtnal business manager decommissioning surplus properties, bounding enviroenmtnal liabilities and maximizing asset value. He became interested in finance and worked as a senior Financial analyst working on internal controls.

Robert Schlyer – Secretary/General Counsel
Mr. Schlyer has been involved with Green Sense Farms since formation, and serves as its Secretary, General Counsel and Manager of Investor Relations. Mr. Schlyer has worked with established and start-up companies for 20+ years providing legal and consulting service for international technology companies, real estate management companies, food service businesses, and within the medical technology space. His practice has focused on businesses with transformative ideas that positively impact society.
Mr. Schlyer is also co-founder of the North Shore Men's Health Initiative, a charitable organization benefiting Northwestern University's Feinberg School of Medicine cancer research department.

Compensation of Directors and Executive Officers

Mr. Colangelo earns an annual salary of $50,000 and is eligible to receive annual bonuses for his role as CEO, and Manager of the LLC. We do not anticipate compensating our executive officers or manager(s) for attendance at meetings. We reimburse our officers and managers for reasonable expenses incurred while in their performance of their obligations. We have no long-term incentive plans.
The Company has formed a high profile, volunteer, Advisory Board, that actively consults with the Manager regarding expansion and development decisions.

Principal Security Holders

Name of Holder	Number of Common Units Held	% of Voting Power
Robert	450,000	79.2
Carl Wenz	68,180	11.9

Related Party Transactions

Green Sense Farms has not entered any related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or about the death or divorce of the purchaser or other similar circumstance.

Discussion and Analysis of Financial Conditions and Results of Operations.

Revenue for 2016 was impacted by two issues: The China investment group is reevaluating the current Shenzhen Farm management team to operate the farm before investing in expansion farms. This reduced the amount of expected licensing revenue; and sales from the Portage farm were short of projections because it took longer to install, test and operate updated HVAC and fertigation equipment impacting produce quality and supply. The new equipment is now operational and will add efficiency and consistency to future production at the Portage farm. Expenses were reduced commensurate with income.

Green Sense Farms, LLC Profit and Loss
January - December 2016

Total Income	442,277.25
Cost of Goods Sold	120,558.03
Gross Profit	321,719.22
Operating Expenses	843,396.91
Operating Income	(521,677.69)
Total Other Expenses	248,404.16
Net Loss before Income Taxes	(770,081.85)
Income Tax Benefit	169,400.00
Net Loss	(600,681.85)

Green Sense Farms, LLC Balance Sheet
As of December 31, 2016

ASSETS

Total Current Assets	423,709.21
Total Fixed Assets	1,693,140.72
Total Other Assets	643,321.00

TOTAL ASSETS	**2,760,170.93**
LIABILITIES AND EQUITY	
Total Liabilities	1,441,198.29
Total Equity	1,318,972.64
TOTAL LIABILITIES AND EQUITY	**2,760,170.93**

Sustainability

Sustainability is key to Green Sense Farms' operations; we understand that conserving resources is good for the environment and for the bottom line. Our goal is to have zero net energy use, recycle all water and produce zero waste. We are constantly researching technologies and equipment that can help us minimize the farm footprint while sustainably feeding the world the best leafy greens.

We regularly hold education and outreach events to teach consumers about the benefits of sustainably grown produce, host Farm to Table dinners with regional chefs who feature our greens in every course, and donate a portion of the proceeds to local charities.

We developed the *Art of Sustainability* course with Indiana University South Bend, which culminates with the creation of a 32-foot mural each year that is displayed permanently at a Green Sense Farms' location.

Green Sense Radio Show, hosted by Founding Farmer, Robert Colangelo, and heard in syndication nationwide on 37 stations coast to coast and available through podcasts. The radio show features innovators that have developed sustainable technologies and plays an important role in our education and outreach as well as our marketing strategy.

Rarely do you get the chance to change the world and make a positive impact. Thank you, again, for being part of this journey.

Sincerely,



Robert Colangelo,
Founding Farmer/CEO